SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, P.O. Box 2112
Ra’anana 4366516, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

MER Telemanagement Solutions Ltd.

EXPLANATORY NOTE

On March 25, 2021, Mer Telemanagement Solutions Ltd. (the “Company”) furnished a notice and proxy statement (the “Proxy Statement”) and a proxy card relating to an Extraordinary Shareholders Meeting to be held on May 5, 2021 (the “Meeting”) to the Securities and Exchange Commission (the “SEC”).  The Meeting has been called at the request of Mr. David Elliot Lazar, Custodian Ventures LLC and Activist Investing LLC (the “Lazar Group”).

Furnished herewith as Exhibit 99.1 is a joint position statement (the “Position Statement”) received by the Company on April 9, 2021 from the Lazar Group, relating to the Meeting. The Company is required to publish the Position Statement based on the provisions of the Israeli Companies Law, 1999 and regulations promulgated thereunder.

The Lazar Group is solely responsible for the content of its Position Statement. The Company’s Board of Directors (the “Board”) rejects any and all assertions in this Position Statement and stands by its recommendations as set forth in the Proxy Statement, which includes the Board’s statement in opposition to the proposals of the Lazar Group (Items 1 and 2 on the proxy card) and the Board’s recommendation to vote AGAINST such proposals and the Board’s recommendation to vote FOR the proposal presented by the Board (Item 3 on the proxy card). The Proxy Statement is available at the SEC’s website at https://www.sec.gov/Archives/edgar/data/0001025561/000117891321001191/exhibit_99-2.htm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)
Date: April 12, 2021
By: /s/ Ofira Bar
Ofira Bar
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Position Statement of the Lazar Group.